INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	February 8, 2018

Invictus’ Acreage Pharms’ Phase 2 Construction
Near Completion

Vancouver, BC, February 8, 2018 - INVICTUS MD STRATEGIES CORP.’s ("Invictus" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS1) Acreage Pharms Ltd. (“Acreage Pharms”) is pleased to announce construction of its Phase 2 facility is nearly complete, putting Acreage Pharms on track for 5,000 kg of cannabis production capacity this month. The timely construction also keeps Phase 3 construction plans on schedule.

“Facility construction is one of the foundations of our progress at this point, and we are thrilled that our teams of building specialists are completing work on this ambitious schedule on time,” said Dan Kriznic, Chairman and CEO of Invictus. “In addition, the quality of the craftsmanship is superb, which is key — we are building state-of-the-art grow and extraction facilities that are meant to last for generations.”

Both the Phase 1 and Phase 2 facilities at Acreage Pharms, located in west-central Alberta, have a total of approximately 40,000 square feet with expected 5,000 kg of capacity beginning in February 2018, along with a further planned 80,000 square foot Phase 3 expansion for total combined production capacity of 19,000 kg in 2018.

During the course of the next few weeks, Acreage Pharms final interior construction will include:

•	Installation of advanced security system
•	Completion of electrical installation
•	Installation of cooling and relative humidity control and grow lights

At the same time, Acreage Pharms has delivered the amendment to license application for Phase 2 to Health Canada and expect the processing of the application to take a few weeks. Once facility construction is complete this month and Health Canada has granted authorization, Acreage Pharms can begin growing within the Phase 2 facility. Invictus further expects its 100% owned subsidiary Acreage Pharms to receive its sales license in the first quarter of 2018, as it has already harvested multiple successful crops and the product has already been tested.

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INVICTUS MD Canada’s Cannabis Company

Trevor Dixon, CEO of Acreage Pharms commented, "We are very pleased to have such a talented staff and group of contractors working on this project. With completion of Phase 2, we look forward to beginning our cultivation and to continue to work with our own genetics program to produce high CBD yielding plants and a variety of other desirable cannabinoid profiles including high THC to fill the medical need as well as the recreational market”.

“Consumer demand for cannabis continues to grow rapidly among medical patients, and demand for cannabis is expected to spike further when recreational cannabis sales are permitted across Canada beginning in July,” said Kriznic. “We have been carefully and strategically building Acreage Pharms to both meet existing demand and anticipate expanded demand across 2018, and are exceedingly pleased with the timely and high-quality work being completed by our teams.”

Dan Kriznic, Chairman and CEO commented, “We continue to focus on utilizing our $38 million of cash in treasury to build out additional square footage to meet the expected demand once Canada becomes recreationally legal this year. Our current funded capacity is approximately 27,200 kg, as well as our planned expansion to get to approximately 76,400 kg in 2019 with a net to Invictus of 67,000 kg brings us in line with some of our peers that are leading the industry. The Sales license for AB Laboratories Inc. has been a catalyst to getting to this stage and the next catalyst will be our sales license for Acreage Pharms that is expected to occur in this first quarter of 2018.”

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INVICTUS MD Canada’s Cannabis Company

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on two main verticals within the Canadian cannabis sector, namely the Licensed Producers under the ACMPR, being its 100% investment in Acreage Pharms Ltd., located in West-Central Alberta, and 50% investment in AB Laboratories Inc., located near Hamilton, Ontario which has both its cultivation and sales license under ACMPR. Combined the two licenses and an expected third license under AB Ventures Inc. are expected to have an approximate annual run-rate production capacity of 76,400 kg by 2019. In addition to ACMPR licenses the Company has an 82.5% investment in Future Harvest Development Ltd. a Fertilizer and Nutrients manufacturer based in Kelowna, British Columbia.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, timing, assumptions or expectations of future performance, including the potential production capacity of AB Labs, AB Ventures and Acreage Pharms’ production facilities, the granting of regulatory approval and anticipated timing of AB Labs reaching full production capacity, the granting of a sales license under the ACMPR to AB Ventures and Acreage Pharms, Acreage Pharms’ receipt of a sales license and the success and timing of  Acreage Pharms’ expansion plans, expected sales of inventory and the completion of the increase in the Company’s ownership of AB Labs pursuant to the definitive agreement (the “Transaction”) are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, including the assumptions that AB Labs, AB Ventures and Acreage Pharms will satisfy all conditions for, and receive, regulatory approval to sell medical cannabis at their production facilities’ full capacity, AB Ventures will satisfy all conditions for and be granted a license under the ACMPR and will receive a development permit on the expected terms, AB Ventures is able to successfully build a production facility, Acreage Pharms will satisfy all conditions for and successfully obtain the anticipated sales license and will successfully complete its expansion plans, the anticipated sales of inventory will take place on the terms and timing expected by management, all conditions to the closing of the Transaction will be satisfied and the Transaction will complete on the terms set out in the definitive agreement and that the legalization of recreational use of cannabis in Canada will occur as expected. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation, the risk that AB Labs, AB Ventures and Acreage Pharms will not receive regulatory approval to sell medical cannabis at their production facilities for their full production capacity or at all, that AB Labs, AB Ventures or Acreage Pharms will not reach full production capacity, that AB Ventures will not be granted a license under the ACMPR or will not receive a development permit on the expected terms or at all, that AB Ventures is not able to successfully build a production facility, that Acreage Pharms is not able to obtain the anticipated sales license when expected by management or at all or is not able to successfully complete its expansion plans, that the anticipated sales of inventory will not occur on the terms and timing expected by management or at all, that the Transaction will not complete on the expected terms or at all and that the legalization of recreational use of cannabis in Canada will not occur at all or as expected. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbor.

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INVICTUS MD Canada’s Cannabis Company

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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